SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KFW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 and 3 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 6 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section.

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 12, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1296 (EUR 0.8853 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2018 and for the period from February 1, 2019 to February 8, 2019, as reported by the Federal Reserve Bank of New York.

	High	Low
November 2018	1.1459	1.1281
December 2018	1.1456	1.1300
January 2019	1.1524	1.1322
February 1, 2019 to February 8, 2019	1.1474	1.1326

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2018

The following information is primarily derived from KfW’s press release and related press conference of February 13, 2019 announcing selected preliminary results for the full year ended December 31, 2018. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2018 in mid-April 2019.

As of December 31, 2018, KfW’s consolidated total assets amounted to EUR 485.8 billion, which is an increase of 2.9% or EUR 13.6 billion, compared to EUR 472.2 billion as of December 31, 20171. As of December 31, 2018, KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) amounted to EUR 590.8 billion, which is an increase of 3.3% or EUR 18.7 billion, compared to EUR 572.1 billion as of December 31, 20171.

KfW expects its group’s operating result before valuation and promotional activity for the full year ended December 31, 2018 to be in line with its positive financial performance for the first three quarters of 2018. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses related to promotional activity.

[1]

KfW’s consolidated total assets and its consolidated volume of business, in each case as of December 31, 2017, were adjusted due to a change in accounting policies effective as of January 1, 2018, relating to the determination of the carrying amounts of these balance sheet items.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2018 as compared to the corresponding period in 2017.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2018 (1)	2017	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden) (2)	36,294	42,388	-14
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) (2)	9,544	9,319	2
KfW Capital (formerly Equity Financing) (3)	141	105	34
Export and Project Finance (KfW IPEX-Bank)	17,730	13,751	29
Promotion of Developing Countries and Emerging Economies	10,558	9,748	8
of which KfW Entwicklungsbank	8,692	8,197	6
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,866	1,551	20
Financial Markets	1,472	1,541	-4

Total Promotional Business Volume (4) (5)	75,495	76,481	-1

(1)	Preliminary and unaudited.
(2)

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into three business sectors, which are characterized by different operating models. These business sectors include SME Bank & Private Clients (Mittelstandsbank & Private Kunden) and Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden).

(3)

As previously disclosed, KfW incorporated in August 2018 a new subsidiary, KfW Capital, for the purpose of bundling its equity / venture capital financing activities in one entity. KfW Capital launched its operational activities in October 2018. In the past, KfW’s equity / venture capital financing activities were disclosed under the caption Equity Financing. In line with KfW’s reorganized structure, going forward such equity / venture capital financing activities will be shown no longer under Equity Financing but rather under KfW Capital.

(4)

Total promotional business volume for the full year ended December 31, 2018 has been adjusted for commitments of EUR 245 million, compared to EUR 372 million for the corresponding period in 2017, made by KfW IPEX-Bank relating to export and project finance activities and refinanced under certain KfW program loans.

(5)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

In 2018, KfW’s total promotional business volume decreased to EUR 75.5 billion from EUR 76.5 billion in 2017. While commitments in KfW’s Export and Project Finance business sector increased significantly, this increase was more than offset by a substantial decrease in commitments in KfW’s domestic promotional business sector SME Bank and Private Clients.

Commitments in the SME Bank and Private Clients business sector decreased to EUR 36.3 billion in 2018 from EUR 42.4 billion in 2017. This decrease was mainly attributable to lower commitments under KfW’s environmental investment programs, particularly under the Renewable Energies Program and the Energy Efficient Construction and Modification Program, as well as lower commitments under the SME loan program KfW Unternehmerkredit. At the same time, KfW’s innovation and housing programs experienced an increase in commitments due to the program Baukindergeld, a grant-based program launched in September 2018 for which KfW is fully compensated by the Federal Republic. In addition, commitments under KfW’s innovation financing programs increased significantly during the same period.

Commitments in the business sector Customized Finance and Public Clients increased to EUR 9.5 billion in 2018 from EUR 9.3 billion in 2017. This slight increase was primarily driven by an increase in commitments under the program for the refinancing of export loans, and by an increase in global loans for the refinancing of leasing contracts to SMEs. At the same time, the demand for global funding facilities to Landesförderinstitute decreased.

Commitments of KfW Capital (previously shown under Equity Financing) increased to EUR 141 million in 2018 from EUR 105 million in 2017. The majority of funds was invested by KfW Capital via the program “ERP Venture Capital Fund Investments.”

Commitments in KfW’s Export and Project Finance business sector increased significantly to EUR 17.7 billion in 2018 from EUR 13.8 billion in 2017. This increase was driven by an increase in commitments in almost all sectors, with commitments in the sectors power, renewables and water, financial institutions, trade and commodity finance and basic industries being the strongest contributors, while commitments made under the Commercial Interest Reference Rate (CIRR) scheme for ship financing decreased substantially.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector increased to EUR 10.6 billion in 2018 from EUR 9.7 billion in 2017. This increase was attributable to overall higher commitments of KfW Entwicklungsbank, in particular with respect to Financial Cooperation Development Loans (FZ-Entwicklungskredite), as well as private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector remained relatively stable at EUR 1.5 billion in 2018.

Sources of Funds

The volume of funding raised in the capital markets in 2018 totaled EUR 76.1 billion, of which 60.8% was raised in euro, 26.9% in U.S. dollars and the remainder in ten other currencies. KfW expects its volume of long-term funding to be raised in the capital markets in 2019 to be approximately EUR 80 billion.

Other Recent Developments

Money-Market Funding

KfW’s euro-denominated multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. On December 12, 2018, KfW increased the volume of the program by EUR 10 billion from EUR 60 billion to EUR 70 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2017	0.6	2.6
4th quarter 2017	0.5	2.8
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0
3rd quarter 2018	-0.2	1.1

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

In the third quarter of 2018, Germany’s gross domestic product (“GDP”) decreased by 0.2% after price, seasonal and calendar adjustments compared to the second quarter of 2018. The slight quarter-on-quarter decrease in GDP was mainly due to the development of foreign trade in the third quarter of 2018 compared to the second quarter of 2018. According to provisional calculations, exports of goods and services decreased by 0.9% in the third quarter of 2018 compared to the second quarter of 2018, while imports increased by 1.3% in the third quarter of 2018 compared to the second quarter of 2018.

With respect to domestic demand, household final consumption expenditure decreased by 0.3%, while government final consumption expenditure slightly increased by 0.2% in the third quarter of 2018, in each case compared to the second quarter of 2018. Gross fixed capital formation in machinery and equipment increased by 0.8% and gross fixed capital formation in construction by 0.9% in the third quarter of 2018, in each case compared to the second quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the growth of the German economy decelerated and the German economy grew by 1.1% in the third quarter of 2018, following increases by 2.0% in the second quarter of 2018 and by 2.1% in the first quarter of 2018, in each case compared to the corresponding periods in 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2018, press release of November 23, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/11/PE18_454_811.html).

In 2018 as a whole, the German economy continued to grow, although economic growth has lost momentum. According to preliminary calculations of the Federal Statistical Office, the price-adjusted German GDP was 1.5% higher in 2018 than in 2017. The German economy thus has grown for the ninth consecutive year. Compared to the previous two years, however, the growth rate decelerated, as the price-adjusted German GDP increased by 2.2% both in 2017 and 2016. From a longer term perspective, German economic growth in 2018 exceeded the average growth rate of the last ten years (+1.2%).

Positive contributions to growth in 2018 came primarily from domestic demand. Household final consumption expenditure increased by 1.0% on a price-adjusted basis in 2018 compared to 2017, while government final consumption expenditure increased by 1.1% on a price-adjusted basis in 2018 compared to 2017. However, the growth rates were markedly lower than in the preceding three years. Gross capital formation increased by 4.8% on a price-adjusted basis in 2018 compared to 2017, reflecting year-on-year increases in gross fixed capital formation in machinery and equipment (+4.5%), in construction (+3.0%) and in other fixed assets (+0.4%).

German exports continued to increase in 2018 on an annual average, though at a slower pace than in previous years. Exports of goods and services increased by 2.4% on a price-adjusted basis in 2018 compared to 2017. The increase in imports was larger (+3.4%) in 2018 compared to 2017. Arithmetically, the resulting balance of exports and imports had a slight downward effect of 0.2 percentage points on GDP growth in 2018.

Source: Statistisches Bundesamt, German economy grew 1.5% in 2018, press release of January 15, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_018_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0
August 2018	0.1	2.0
September 2018	0.4	2.3
October 2018	0.2	2.5
November 2018	0.1	2.3
December 2018	0.1	1.7

Consumer prices in Germany increased by 1.9% on an annual average in 2018 compared to 2017, following a slightly lower rate of consumer price increase in 2017 compared to 2016 (+1.8%). The increase in the year-on-year rate of price increase in 2018 compared to 2017 was mainly due to energy prices. Energy prices in 2018 increased by 4.9% compared to 2017, with the increase being larger than the year-on-year rate of price increases in the previous year (+3.1% in 2017 compared to 2016). Excluding energy prices, the year-on-year rate of price increase in 2018 compared to 2017 would have been 1.6%.

In December 2018, consumer prices in Germany in total increased by 1.7% compared to December 2017. The inflation rate thus decreased markedly at the end of the year (November 2018 compared to November 2017: +2.3%). As in the preceding months, energy prices had a considerable effect on the inflation rate in December 2018. Energy prices increased by 4.8% in December 2018 compared to December 2017. Thus, the increase of energy prices decelerated markedly compared to November 2018 (+9.3% compared to November 2017). Excluding energy prices, the inflation rate in December 2018 compared to December 2017 would have been 1.4%.

Compared to December 2017, food prices increased in December 2018 by 1.0%. While a substantial year-on-year price increase was recorded in December 2018 compared to December 2017 for vegetables (+8.1%), fruit prices decreased markedly in the corresponding period (-5.1%). The prices of goods overall increased by 2.0% in December 2018 compared to December 2017, the main reason being the increase in energy prices. Significant year-on-year price increases were also recorded in December 2018 compared to December 2017 for other goods such as newspapers and periodicals (+4.3%) and beer (+3.1%). The year-on-year increase in prices of services overall (+1.5%) was less than the increase in prices of goods in December 2018 compared to December 2017.

Compared to November 2018, the consumer price index increased by 0.1% in December 2018. The prices of services overall increased by 1.3% in December 2018 compared to November 2018. Among other things, rail fares increased in December 2018 compared to November 2018 as a result of the annual adjustments of railway fares (+1.4%). The main reason for the decrease of prices in goods (-1.1%) was the decrease of energy prices (-4.2% in December 2018 compared to November 2018). Furthermore, a favorable development for consumers was a decline in clothing and footwear prices at the end of the year (-2.0% in December 2018 compared to November 2018).

Source: Statistisches Bundesamt, Consumer prices in 2018: +1.9% on the previous year, press release of January 16, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_019_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.5	3.4
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.3
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

Compared to December 2017, the number of employed persons increased in December 2018 by approximately 494,000 or 1.1%. Compared to November 2018, the number of employed persons increased in December 2018 by approximately 42,000 or 0.1% after adjustment for seasonal fluctuations.

In December 2018, the number of unemployed persons decreased by approximately 160,000 or 10.7% compared to December 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2018 stood at 1.41 million, which was a decrease of roughly 14,000 compared to November 2018.

Source: Statistisches Bundesamt, 45 million persons in employment in December 2018, press release of January 31, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_036_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to December 2018	January to December 2017
Trade in goods, including supplementary trade items	242.0	268.9
Services	-16.7	-20.9
Primary income	71.1	67.4
Secondary income	-47.3	-54.1

Current account	249.1	261.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in 2018: +3.0% compared with 2017, press release of February 8, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/02/PE19_047_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, general government) recorded a surplus of EUR 59.2 billion in 2018. When measured as a percentage of GDP at current prices, the surplus ratio of general government was 1.7% for 2018.

Source: Statistisches Bundesamt, German economy grew 1.5% in 2018, press release of January 15, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_018_811.html).

Other Recent Developments

The European Union and European Integration

On January 15, 2019, the British Parliament voted against the draft withdrawal agreement for an orderly exit of the United Kingdom (“UK”) from the European Union (“EU”). On January 21, 2019, British Prime Minister Theresa May stated that she remained committed to delivering a deal in advance of March 29, 2019, which is the date prior to which a withdrawal agreement is required to be concluded under Article 50 of the Treaty on European Union in order to avoid an exit of the UK from the EU without a withdrawal agreement. The President of the European Commission, Jean-Claude Juncker, underlined in a joint statement issued on February 7, 2019 that the EU will not reopen the draft withdrawal agreement. British Prime Minister Theresa May and President Jean-Claude Juncker, however, agreed that their teams should hold talks as to whether a way through can be found that would gain the broadest possible support in the British Parliament and also respect the guidelines agreed by the European Council.

Sources: European Council, European Council (Art.50) conclusions, 25 November 2018, press release of November 25, 2018 (https://www.consilium.europa.eu/en/press/press-releases/2018/11/25/european-council-art-50-conclusions-25-november-2018/); Statement of Prime Minister Theresa May, “We can make Progress,” Prime Minister sets out Brexit next steps, dated January 21, 2019 (https://www.parliament.uk/business/news/2019/parliamentary-news-2019/prime-minister-announces-next-steps-for-eu-withdrawal/); House of Commons debates Brexit next steps, dated January 29, 2019 (https://www.parliament.uk/business/news/2019/parliamentary-news-2019/house-of-commons-debates-brexit-next-steps/); European Commission, Joint statement on behalf of President Juncker and Prime Minister May, press release of February 7, 2019 (http://europa.eu/rapid/press-release_STATEMENT-19-903_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: February 13, 2019